

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 18, 2015

<u>Via E-mail</u>
Joseph C. Tusa, Jr.
Chief Financial Officer
Emerge Energy Services LP
180 State Street, Suite 225
Southlake, Texas 76092

> **Re:** **Emerge Energy Services LP**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 8, 2015**
> **File No. 001-35912**

Dear Mr. Tusa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Controls and Procedures, page 91</u>

1. Your disclosures here include management's conclusions as to the effectiveness of your internal control over financial reporting. However, you have not disclosed your certifying officers' conclusions as to the effectiveness of your disclosure controls and procedures. Please revise to provide the disclosures required by Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2.   It appears you have omitted the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Refer to Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13, and amend your filing as indicated therein. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015.

3.   Further to the above, we note the Form 10-K certification refers to the review of the "Quarterly Report on Form 10-Q." Reference should be made to the specific report (i.e. Form 10-K).

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Controls and Procedures, page 27

4.   Please provide the disclosures required by Item 308(c) of Regulation S-K regarding any change in internal controls over financial reporting that occurred during the last fiscal quarter. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2015.

Evaluation of Disclosure Controls and Procedures, page 27

5.   We note your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of May 8, 2015." Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also Item 601 of Regulation S-K, paragraph 4(c) of Exhibit 31. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources